SCHLUETER & ASSOCIATES, P.C.

5290 DTC PARKWAY, SUITE 150

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

February 22, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Bradley Ecker

Re:	J.E. Cleantech Holdings Limited
Draft Registration Statement on Form F-1
Amendment Submitted February 22, 2022
CIK No. 0001905511

Dear Mr. Ecker,

We represent J.E. Cleantech Holdings Limited (“Registrant” and “Company”) as US counsel. We are submitting herewith an amended or revised Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the "Securities Act”).

The purpose of this letter is to respond to the comment letter dated February 17, 2022, from the Division of Corporation Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response. The Registrant is concurrently submitting an amendment to its Draft Registration Statement.

Draft Registration Statement on Form F-1

Capitalization, page 37

1. We note that your “Actual” column does not total correctly. Please also revise the table to include your indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form 20-F.

Response:

The Registrant has included items for Cash and Cash Equivalents and Total Liabilities to the Capitalization Table and has re-calculated the total in response to this comment.

U.S. Securities and Exchange Commission

February 22, 2022

Working Capital

Accounts receivable, page 54

2. Since your financial statements have been prepared in accordance with U.S. GAAP, please remove your references to IFRS 9 on page 55.

Response:

The Registrant has removed the references to IFRS 9 on page 55 of the Prospectus in response to this comment.

Hygieia Facility, page 99

3. Please ensure that the data presented in your utilization capacity table is accurate.

Response:

In response to this comment, the data presented in the utilization capacity table on page 99 of the Prospectus has been checked and corrected.

Compensation of Directors and Executive Officers, page 128

4. Please update your executive compensation as of the fiscal year ended December 31, 2021.

Response:

In response to this comment, the Executive Compensation table on page 128 of the Prospectus has been updated to include compensation paid during the fiscal year ended December 31, 2021.

Signatures, page II-4

5. Please revise your signature page to have your principal accounting officer or controller, sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form F-1.

Response:

The Signature Page of the Draft Registration Statement has been revised in response to this comment.

U.S. Securities and Exchange Commission

February 22, 2022

General

6. Please file the Filing Fee Table as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response:

In response to this comment, the Registrant has added Exhibit 107 to the Exhibit Index and deleted the Calculation of Filing Fee Table from the Cover Page of the Draft Registration Statement. The Filing Fee Table will be filed as Exhibit 107 to the Registration Statement when it is publicly filed.

If you have any questions relating to the Draft Registration Statement, please contact Elise Hong, the Registrant’s Chief Executive Officer, at her email address of Elise.hong@jcs-echigo.com.sg, or Jason Long, the Registrant’s Chief Financial Officer, at his email address of Jason.long@jcs-echigo.com.sg.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at +852 9764 2842, as I am currently in Hong Kong, or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	J E Cleantech Holdings Limited
WWC, PC.